  EXHIBIT 99.1

Northern Dynasty Reports Annual General Meeting Results

VANCOUVER, BC / ACCESS Newswire / June 20, 2025 / Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") announces the voting results from its 2025 Annual Meeting of Shareholders held on June 19, 2025 in Vancouver, British Columbia (the "Meeting").

1.

At the Meeting, a total of 231,701,768 common shares were voted, representing 43% of the votes attached to all outstanding common shares as of the record date. All nine nominees were elected to the Company's Board of Directors. The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	%	WITHHELD	%
Ronald W. Thiessen	120,671,698	97.38%	3,243,376	2.62%
Robert A. Dickinson	120,175,298	96.98%	3,739,776	3.02%
Desmond M. Balakrishnan	83,674,010	67.53%	40,241,064	32.47%
Christian Milau	119,770,884	96.66%	4,144,190	3.34%
Kenneth W. Pickering	119,914,638	96.77%	4,000,436	3.23%
Wayne Kirk	119,282,880	96.26%	4,632,194	3.74%
Siri C. Genik	120,203,624	97.00%	3,711,450	3.00%
Isabel Satra	120,156,407	96.97%	3,758,667	3.03%
Josie Hickel	120,550,554	97.28%	3,364,520	2.72%

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2.

Deloitte, Chartered Professional Accountants, were appointed auditor of the Company. Shares voted in person and by proxies received represented 229,447,472 (99.03%) votes FOR and 2,254,296 (0.97%) votes WITHHELD.

3.

The ordinary resolution to approve the Amended and Restated Option Plan dated for reference May 2, 2025, was passed. Shares voted in person and proxies received represented 86,245,550 (69.60%) votes FOR and 37,669,524 (30.40%) votes AGAINST.

4.

The ordinary resolution to approve Amended and Restated Non-Employee Directors Deferred Share Unit Plan was passed. Shares voted in person and proxies received represented 114,714,986 (92.58%) votes FOR and 9,200,088 (7.42%) votes AGAINST.

5.

The ordinary resolution to approve the Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada, dated as of May 10, 2016 and as amended and extended June 19, 2025 for a further three years was passed. 117,785,972 (95.05%) votes FOR and 6,129,102 (4.95%) votes AGAINST.

There were non-votes recorded (but not voted) on each resolution as follows: 107,786,694 non-votes on the resolutions to elect each director, the approval of the Amended and Restated Share Option Plan, approval of the Amended Deferred Share Unit Plan and the Renewal of the Shareholder Rights Plan, respectively. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Trevor Thomas

General Counsel & Secretary

SOURCE: Northern Dynasty Minerals Ltd.

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